Exhibit 1

XOMA Receives Anticipated Deficiency Notice from Nasdaq

Berkeley, CA, September 21, 2009 – XOMA Ltd. (Nasdaq: XOMA) announced today that it has received notice from the Nasdaq Stock Market that for the 30 consecutive business days preceding September 15, 2009 the bid price of XOMA’s common shares closed below the minimum $1.00 per share requirement under Marketplace Rule 4450(a)(5) for continued inclusion on the Nasdaq Global Market. This notice has no effect on the listing of XOMA’s common shares at this time, and the company’s common shares will continue to trade on the Nasdaq Global Market under the symbol “XOMA” during the period described below.  XOMA intends to actively monitor the bid price for its common shares between now and March 15, 2010, and will consider available options to resolve the deficiency and regain compliance with the Nasdaq minimum bid requirement.

In accordance with Nasdaq Marketplace Rule 4450(e)(2), XOMA has 180 calendar days, or until March 15, 2010, to regain compliance with this requirement. If at any time before that date the bid price of XOMA’s common shares closes at $1.00 per share or more for at least ten consecutive business days, Nasdaq will provide written notification that XOMA has achieved compliance, although Nasdaq may require XOMA to maintain a closing bid price for a longer period before determining that XOMA has achieved compliance. If XOMA does not regain compliance by March 15, 2010, Nasdaq would provide written notification that XOMA’s common shares will be delisted, after which XOMA may appeal to the Nasdaq Listing Qualifications Panel. Alternatively, XOMA could apply to transfer its common shares to The Nasdaq Capital Market if it satisfies all of the requirements, other than the minimum bid price requirement, for initial listing on The Nasdaq Capital Market set forth in Marketplace Rule 5505. If XOMA were to elect to apply for such transfer and if it satisfies the applicable requirements and its application is approved, the Company would have an additional 180 days to regain compliance with the minimum bid price rule while listed on The Nasdaq Capital Market.

About XOMA

XOMA discovers, develops and manufactures antibody therapeutics designed to treat inflammatory, autoimmune, infectious and cancerous diseases. The company's proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate.

Forward-Looking Statements

Certain statements contained herein concerning our continued listing with Nasdaq or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

These risks, including those related to inability to comply with Nasdaq’s continued listing requirements; the declining and generally unstable nature of current economic conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

SOURCE: XOMA Ltd.

XOMA
Company and Investor Contact:
Carol DeGuzman
510-204-7270
deguzman@xoma.com

Porter Novelli Life Sciences
Media Contact:
Carolyn Hawley
619-849-5375
chawley@pnlifesciences.com